

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

WWW.NEWTUBEVIDEO.COM LLC

38 1st Ave
East Islip, NY 11730

http://newtubearea.com/

50 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 535* Membership Units ($107,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 50 Membership Units ($10,000)

Company	WWW.NEWTUBEVIDEO.COM LLC.
Corporate Address	38 1st Ave, East Islip, NY 11730
Description of Business	The NewTube website offers a unique way to communicate with others as well as a great way for entertainment with its five in one portal which includes: NewTubePortal (live), NewTubeStore (coming), NewTubeMovie (coming), NewTubeMusic (coming), and NewTubeVideo (live). Each branch provides a different service that helps users feel free to navigate their options freely on one website as opposed with existing social media, shopping and viewing platforms.
Type of Security Offered	Membership Unit
Purchase Price of Security Offered	$200
Minimum Investment Amount (per investor)	$200

<u>Perks</u>*

Invest..

$200 and receive **Silver account**

$400 and receive **Gold account**

$1,000 or more and receive **Diamond account**

*All perks occur after the offering is completed

<u>**The 10% Bonus for StartEngine Shareholders**</u>

WWW.NEWTUBEVIDEO.COM LLC. will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Units at $200 / units, you will receive 1 bonus unit, meaning you'll own 11 units for $2,000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The NewTube website offers a unique way to communicate with others as well as a great way for entertainment with its five in one portal which includes: NewTubePortal (live), NewTubeStore (coming), NewTubeMovie (coming), NewTubeMusic (coming), and NewTubeVideo (live). Each branch provides a different service that helps users feel free to navigate their options freely on one website as opposed with existing social media, shopping and viewing platforms.

NewTube is an american company that offers online social media/social networking, a photo and video-sharing social media platform, a multimedia messaging app, a multinational e-commerce, a digital music service that gives you access to millions of songs, and an Internet television network with movies & TV shows that can be obtained online or streamed right to your smart TV, game console, PC, Mac, mobile, tablet and more.

The company is under the development stage. Investors are allowed to go onto the NewTubeArea and use NewTubeVideo & NewTubePortal for now. After the company receives the investment amount, the company will be able to enable the other areas of the platform.

Sales, Supply Chain, & Customer Base

As of right now NewTube will not be receiving sales or a supply chain but the customer base will be for users of all ages in need of a simple multi-platform website.

Competition

When creating this website we knew we would be competing with big social media platforms like Facebook, Instagram, YouTube, Twitter, Snapchat, Spotify, Netflix, and Ebay, but the idea is to develop a system that makes it simple for users to navigate multiple platforms on a single website.

Liabilities and Litigation

We believe there are no liabilities or litigation pending.

The team

Officers and directors

Joel Cineas	Ceo/Founder/Managing Member

Joel Cineas
Joe Cineas is currently a senior at East Islip High School, expected to graduate in June 2018. He dedicates his time and energy to his business and working full-time for the company. He has been managing the company by himself since its inception in 2017. He will begin college in Fall 2018 as a full-time student, but will continue to manage and run the company full-time while partaking in collegiate studies.

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patent and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have a patent pending, as well as a number of trademarks, copyrights, Internet domain names. However, there exists a possibility that our intellectual property could be unenforceable or ineffective in the future.
- **As a technology company, our websites and servers are potentially vulnerable to cyber attacks.** As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our platform or in

its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide server support and hosting of our websites. Any disruptions of services or cyber attacks either on our technology provider or on our systems could harm our reputation and materially negatively impact our financial condition and business.

- **The product is still in development.** Company is currently developing its websites and services. Delays or cost overruns in the development of our products and failure of the products to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

- **The company may need to seek more investments in the future.** The company might not sell enough membership units in this offering to meet its operating needs and fulfill its plans, which may cause the company to cease operating or hinder its growth. Even if we sell all the membership units we are offering now, the company will possibly need to raise more funds in the future. Raising more funds through investment may cause dilution of your interest in the LLC. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **Investing in a company in general is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Membership Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **This is a new startup company with a limited history.** The Company has a limited history with no clients and no revenues. The Company has registered If you are investing in this Company it is because you think the product is a good idea and that the Company will be able to secure all the necessary intellectual property rights to develop the product. You further believe that the Company will be able to successfully manufacture, market, and sell the product. This involves the company being able to price the product at a price point that will promote the sale of enough units so that the company will succeed. We have yet to sell any units and we plan to market the product once it is ready for beta testing. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **This is a new, untested social media platform** The Company is developing a comprehensive suite of websites. We are not fully aware of how effective and efficient our platform will be. We expect to engage users world wide; however, users may not be actively engaged with our services. When the platform is fully developed the company will have a better outlook on its future and performance. While we expect to provide a quality comprehensive platform that can compete with the larger social media companies, we may not be the favored choice for an extended period, if ever.

- **We are attempting to unite all major social media platform types into one platform.** The Company will attempt to be the first 5 in 1 social media platform that ever was invented. The company will be going through various foreseeable and unforeseeable obstacles. Our platform may not be fully live for an extended period as we encounter and try to overcome each obstacle. There exists a real possibility that our platform may never go fully live with all five sectors of social media.

- **Music licensing may present an issue.** One of our expected sectors is music streaming. To ensure we can provide a successful music streaming platform, we will need to acquire the licenses to popular music libraries. We may or may not be able to acquire these rights and this may limit how effective our streaming service will be. It could also take extended negotiations and payments to be able to acquire these libraries, which could delay our ability to go live with the "top hits."

- **We expect to generate an AI algorithm that will understand the user.** We expect to create a social media platform that will understand the user's tastes and preferences. This will include understanding their social and political views. The platform will tailor content based on their preferences to ensure a comfortable and enjoyable experience. However, this may be viewed as a controversial due to it being potential restriction on the free flow of information. While we will seek to still provide all users with varying views, users will be able to restrict what they would like to hear and see.

- **As a social media platform, we will have to abide by a variety of federal and state laws.** Our company will have to abide by the various federal laws protecting users, especially children. While we will actively try to avoid liability and legal issues by abiding by all relevant/applicable laws, we may still be confronted with legal compliance issues. Our platform will be friendly for all users which will require abiding by laws such as the Children's Online Privacy Protection Act ("COPPA"). This will also require our Company to be vigilant for potential third party threats to our users that we may not have anticipated.

- **Patent Filing** The patents pending used by the company were not filed in the name of the company, but rather by the CEO and founder of the company, Joel Cineas.

- **Even the minimum amount of $10,000 is necessary for the operation and projected growth of the company.** If the company is unable to raise funds during this offering, it will have to seek another round of investment or risk the imminent shutdown of its operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joel Cineas, 100.0% ownership, Membership Units

Classes of securities

- Membership Units: 7,600

Voting Rights

The holders Company's Membership Units shall have no right to participate in the management of the Company, except the sole Managing Member. Non-managing members may not vote on any matter. The Managing Member shall make any and all decisions regarding the policies and affairs of the Company, and shall be vested with exclusive decision-making authority for the Company.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any outstanding Membership Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Membership Units are subject to and may be adversely affected by, the rights of the holders of any series of Membership Units or any additional classes of Membership Units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

The holders of the Company's Membership units have no voting rights and shall have no right to participate in the management of the Company, except for the sole Managing Member, Joel Cineas. Holder is subject to the business decisions of the sole managing partner.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Membership Units.

In other words, when the Company issues more Membership Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Membership Units outstanding could result from a Membership Unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment).

If we decide to issue more Membership Units, an Investor could experience value dilution, with each Membership Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Membership Unit (although this typically occurs only if we offer distributions, and most early stage companies are unlikely to offer distributions, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Membership Units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Membership Unit to hold a certain amount of value, it is important to realize how the value of those Membership Unit can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Membership Unit, ownership percentage, voting control, and earnings per Membership Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not have a set date for. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. We have a very limited operational history. The company can operate without revenue generation for 12 months after the app has been out. our main expenses is our severs capability with the millions users. but the company believes that it wouldn't take long for the company to generate revenue. We projected that it will take 1-3 months after the company app is fully build and functioning to start generating revenue.

Financial Milestones

The company will seek an investment of $107,000 to begin, Then the company will seek further investment of up to $480,000 once that is achieved. We also hope to be able to achieve revenue from ad sales from each visitor that we have on our pages. The company anticipates over 1 million active daily users within one week of launch. The company anticipates that it will have 3 million active users within one month of being made available to users. We anticipate that with our growth rate from each user registering and daily use of our platform, we can expect approximately $50,000 from ad revenue by fully monetizing our website and app together. We determine this by how users use other social medias apps and how they are making revenue from their users by monetizing their platforms. In the past, we saw how quickly users registered on our platform, but due to the fact that apps have become faster and more user friendly, users are demanding for us to release our application. The company believes that if it were able to release the application for the users, we should be able to have over 8 million daily active users utilizing our platform within in 3-4 months after the app has been fully developed and created. We also believe that we will need additional staff members operating the company after 3 months from when the app is developed. The company will use it towards building capital, more app development, hiring workers to maintain the users within the platform. renting out a work place for staff members, and equipment for the workers. By our goal is for the company to be generating revenue from the daily users and ads.

Regarding the above referenced projections and anticipated revenue, the Company anticipates that it will encounter various expenses. First, the company will need to sustain, if not expand, its server base which will cost the Company monthly/annual fees, along with fees for upgrading the amount of server space we have reserved. Second, the Company anticipates that it will have to incur expenses with regards to upgrades to the application and platform, along with upgrades to the individual sites. Each site is still under development, even those that are currently live and accessible to users. Third, the Company anticipates expenses for filing future protections of its intellectual property that it may develop and want to protect from competitors. Fourth, the company will seek to hire staff to contribute to the development and managing of our platform and services.

Liquidity and Capital Resources

With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to conduct a price sensitivity test and to fund working capital. See "Use of Proceeds" below.

The company seeks an investment of $107,000 through this offering. However, if the company is able to raise the threshold amount of $107,000, it will seek to raise the maximum funding amount up to $480,000. If the company receives an investment of $107,000, it will use the funds towards hiring a CPA and starting the development of the application.

If the company raised only the minimum investment amount of $10,000, it projects that it will only be able to continue running for 12 months. However, if the company were able to raise the current maximum amount of $107,000, it projects it could continue running for up to two years. If the Company were able to raise the maximum raise amount of $480,000, the Company projects it would be able to sustain operations for at least three years.

The Company does not anticipate it would need to raise more money outside of this offering if it were able to raise the current maximum of $107,000. This also presumes that the company believes it would not have to raise any other funds outside of this offering if it were able to raise $480,000.

Even the minimum amount of $10,000 is necessary for the operation and projected growth of the company. If the company is unable to raise funds during this offering, it will have to seek another round of investment or risk the imminent shutdown of its operations.

Indebtedness

No outstanding debt.

Recent offerings of securities

None

Valuation

$1,520,000.00

The Company valuation at 1.520 M is derived from the daily visitors to our sites. At the time of this writing, the Company has an average of 48,326 daily visits to our sites. Company believes that if it were able to monetize each visit through ad sales, the company would have a estimated value of 1.520 million. The valuation is based number of factors such as website traffic, popularity in various search engines, page rank, Alexa rank, as well as the company ads sales.

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$107,000
StartEngine Fees (10% total fee)	$1,000	$10,700
Net Proceeds	$9,000	$96,300
Use of Net Proceeds:		
R& D & Production	$2,000	$25,000
Marketing	$600	$5,000
Working Capital	$890	$10,000
CPA fees	$3,000	$5,000
Savings/Capital to Use as Needed For Development of Company	$2,510	$51,300
Total Use of Net Proceeds	$9,000	$96,300

We are seeking to raise a minimum of $10,000 in this offering through Regulation Crowdfunding. If the company raised only the minimum investment amount of $10,000, it projects that it will only be able to continue running for 12 months.

However, if the company were able to raise the current maximum amount of $107,000, it projects it could continue running for up to two years. If the Company were able to raise its maximum raise amount of $480,000, the Company projects it would be able to sustain operations for at least three years.

The company would also like to generate revenue from ad sales during this period and thus will invest funds into marketing while also enhancing our products through research and development. The company is currently unaware of the exact costs it will encounter with retaining legal advice and assistance with navigating various legal obstacles that it will encounter in order to launch each of its websites on the platform. These anticipated legal costs are included within the Savings/Capital Needed for the Development of the Company section.

The company is planning to spend significant capital on continuing to develop our product by launching an application. Some of the remaining capital will be used for Coding and updates on the original website, as well as any added features that we think is necessary for the success of our company. The last remaining percentage of proceeds would be used for assisting workers that would regulate the activities in different areas of the company; such as NewTubePortal and NewTubeVideo.

The working capital allotment will be used to ensure the daily day to day expenses of running the company and will include monthly server costs. Server costs will also be pulled from the Savings section if necessary.

The company anticipates the development of the application and platform will cost at least $10,000.

If the company is able to raise its projected maximum goal of $480,000, we will use $275,000 for the development of the application and severs from project architecture $5,000 from prototyping and designing $30,000 and from development and polishing $129,850. The Company will spend funds to make the website look like the app for users that do not own apple or android devices, with $72,425 set towards that particular development. The remaining amount of the $242,725, the company will use towards more app development and hiring workers to maintain the millions of users within the platform. The maximum fund will really benefit the company in a huge way by allowing a higher rank and there for increasing the net worth of the company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.newtubevideo.com in the annual reports section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WWW.NEWTUBEVIDEO.COM LLC

[See attached]

I, Joel Cineas the CEO of www.newtubevideo.com, LLC, hereby certify that the financial statements of www.newtubevideo.com, LLC and notes thereto for the period beginning October 2017 (beginning date of review) and ending December 31, 2017 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2017 the amounts reported on our tax returns were total income of $0 ; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5/29/2018 (Date of Execution).

_Joel Cineas_____ (Signature)

_CeO_____ (Title)

_5/29/2018_ (Date)

WWW.NEWTUBEVIDEO.COM LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017

www.newtubevideo.com LLC
Index to Financial Statements
(unaudited)

WWW.NEWTUBEVIDEO.COM LLC
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

Assets	
Current Assets:	
Cash	$ -
Total Current Assets	-
Non-Current Assets	
Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	$ -
Liabilities and Equity	
Current Liabilities	
Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	-
Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	$ -
Stockholders' Equity	
Capital Contribution	16,000
Retained Earnings	(16,000)
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ -

4

WWW.NEWTUBEVIDEO.COM LLC
STATEMENTS OF OPERATIONS
FOR DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit	$	-
Operating Expenses-		
Startup Costs		16,000
Total Operating Expenses		16,000
Income/(Loss) from Operations		(16,000)
Net Income	$	(16,000)

	Members' Contributions		Retained Earnings	Stockholders' Equity
	Shares	Amount		
October 26, 2007	-	$ -	$ -	$ -
Contributions		16,000.00		16,000.00
Net Income/ (Net Loss)	-	-	(16,000)	(16,000)
December 31, 2017	-	$ -	$ -	$ -

WWW.NEWTUBEVIDEO.COM LLC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2017
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	(16,000)
Net Cash Used in Operating Activities	$	(16,000)
Cash Flows From Financing Activities		
Capital Contribution	$	16,000
Net Cash Received From Financing Activities	$	16,000
Increase in Cash and Cash Equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	-

6

NOTE 1 – NATURE OF OPERATIONS

WWW.NEWTUBEVIDEO.COM LLC . was formed on 10/26/2017 in the State of New York . The financial statements of WWW.NEWTUBEVIDEO.COM LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in East Islip Ny.

WWW.NEWTUBEVIDEO.COM LLC . NewTubeVideoLLC : is an American video-sharing website an online social media and social networking a photo and video-sharing social media, a multimedia messaging app also multinational e-commerce and Internet television networking movies & TV shows online or stream right to your smart TV, game console, PC, Mac, mobile, tablet and more, also is a digital music service that gives you access to millions of songs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ad sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

No outstanding debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – Membership units

We have authorized the issuance of 10,000 membership units in our company. May 14 2018 the company has currently issued 7600 Membership units.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has no conducted any related party transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 29, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]




NewTube is pending **StartEngine Approval.**

NewTube
A Multi-Purpose Social Platform
● Small OPO   🏠 East Islip, NY   🏷 Social Media
📍 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

♡

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Invest in NewTube



NewTubePortal is a free social networking website that allows registered users to create profiles, upload photos and video, send messages and keep in touch with friends, family, and colleagues.

The concept of NewTube is a five-in-one website. We have: NewTubePortal, NewTubeStore, NewTubeMovie, NewTubeMusic, and NewTubeVideo. **Each branch provides a different service that competes with existing social media, shopping and viewing platforms, but for the first time, at NewTube, they're all in one place.**

Our unique ranking system has a patent pending. The patents have been applied for by the founder and CEO, Joel Cineas (and not the company).



NewTubePortal: **Free to use (Live)**
NewTubeMusic: **Monthly Subscription for music Price TBD (Coming soon)**
NewTubeStore: **Free to use (Coming soon)**
NewTubeVideo: **Free to use (Live)**
NewTubeMovie: **Monthly Subscription for movies Price TBD (Coming soon)**

Development Stage

NewTube is currently a Prototype/Live concept. Users are able to use NewTubeVideo and NewTubePortal now. Once the company raises the necessary funds, we plan to create an application. When the application is fully built, the company anticipates on releasing other described functions as user growth expedites.

Offering Terms

$200/Membership Unit | When you invest you are betting the company's future equity value will exceed $1.6M.

Perks*
Invest...
$200+ and receive **Silver account**
$400+ and receive **Gold account**
$1,000+ or more and receive **Diamond account**

All perks occur after the offering is completed.


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Who We Are

"My name is Joel Cineas and I'm a senior at East Islip High School in Long Island, New York. I'm the founder and owner of NewTubeArea, a social media/ social networking site. By being a young internet entrepreneur, I know what young teenagers crave from social media, and this idea can potentially bring in a lot of revenue!

The company will seek an investment of $107,000 to begin. Then the company will seek further investment of up to $480,000 and begin to create the Newtube application, which would allow easier access to my website. I aspire to make this platform available on all devices by promoting the NewTube application to Apple and Google play stores,"

- Joel Cineas, CEO



The Five Branches of NewTube

NewTubeVideo

A YouTube alternative built with the artist in mind. This will be a censorship-free platform (with the exception of pornography and excessive violence), which will allow for a higher level of monetization for the artist. *Free

Currently Functional

NewTubePortal

This is our social media and social networking platform. It is a Facebook, Instagram and Snapchat alternative all wrapped up in one. Our special features incentivize users to get involved and stay involved. *Free

Currently Functional

NewTubeMovie

This is our streaming and viewing platform. We will provide a place for new movies to be viewed as soon as they come out, along with providing a large variety of old movies and television shows, ready to be watched at your leisure.* Included in paid subscription.

Pre-Prototype, Idea Stage

NewTubeMusic

A Spotify alternative that will provide listeners with an extensive library of music, easily accessible to be streamed anytime, anywhere.* Included in paid subscription.

Pre-Prototype, Idea Stage



NewTubeStore

This is the Amazon and Doordash alternative, which will allow users to order groceries, meals, various products and medications to be delivered to their homes at the touch of a button. *Free

Pre-Prototype, Idea Stage

What We Have Accomplished So Far

NewTubeVideo is growing immensely and will only keep on growing!

NewTubeVideo managed to surpass over 14,000,000 websites in less than four months based on the Alexa amazon ranking. The current Global Alexa rank at 33,990 in the world and ranked 8,000 in the United States. NewTube has an average of 469,430 visitors per day and an average of 1,188,487 page views per month.

With this organic traction, we believe usership is sure to proliferate as we continue to launch the other branches of our platform. The current site traffic is a very positive sign for the future of NewTube.



Our Products






As technology continues to advance, social media has become entrenched in modern society. However, we believe current social media platforms provide no competitive formats for their users. Our goal is streamline the process of using different mobile platforms, so that everything is included under the NewTube umbrella.

When using NewTube Portal, our social media and networking platform, users will be able to upload all their pictures from Instagram in just one click of a button. We know that people are busy, but not too busy to engage.

At NewTube we want to create a censor-free environment for teens and adults alike, where they can do anything from post a video, to order diapers and groceries. **There's no limit to your imagination, so why should we limit what we offer?**

Special NewTube Features

We boast new and exciting features whose purpose are to engage users through competition.

Ranking System

NewTubePortal is currently developing a ranking system consisting of silver, bronze, gold, diamond, platinum, and royalty divisions, allowing users to earn points towards their division status when they post pictures/videos or content, comments on posts, or are active in the area. They are able to earn points to move up to different divisions. When users get points, their tiers change to 1-x amount such as 1-10 and 1-20 levels/tiers. Once the user exceeds the tier amount on a division like silver and bronze, they move onto gold. Each division is worth a certain amount of money.

For example, when a user creates a profile in the present invention's portal, the user starts at bronze, and then they would have to work their way up by getting more followers, by being active and using the app daily, posting content to their story, posting pictures/videos to their profile, liking other users' pictures, commenting on other people's video/contenta,

Political Battle

We at NewTube want to capitalize on the current state of politics. While as a company we are politically neutral, we understand the importance of healthy debate. That is why we are going to encourage our users to get involved in the conversation.

Every day, we are going to post an open-ended question, to which users can post videos answering this question. Throughout the day, other users or participants can like or dislike the video and vote for their favorite videos, ultimately crowning a winner of the day.

having a consistent like rate, and having a certain amount of followers. Followers by division break down accordingly:

- Bronze – 100 followers
- Silver – 1,000 followers
- Gold – 10,000 followers
- Platinum – 100,000 followers
- Diamond – 1,000,000 followers
- Royalty – 100,000,000 followers

If the user isn't getting the right number of likes, and they have an unbalanced rate of followers, their rank will go down. Users' rankings can go down for inactive followers or if users haven't been actively posting.

Note: The Ranking System feature is not yet live.

Users must have 100 subscribers to enter the battle arena. Then, users will be routed to choose a side to defend, liberal or conservative. The user needs to make a video defending their position on a particular topic.

Not only are we encouraging users to expand their minds by challenging them with questions and topics, we are also allowing a discourse to unfold, exposing users to viewpoints they may not necessarily agree with or be faced with on a daily basis.

We anticipate this Political Battle feature, as well as others we plan to roll out in the future, will boost usership and keep existing users active. Ultimately this will lead to more advertising involvement and an overall higher level of engagement with the app than seen on other existing social media sites.

Investment Plea

Investing in Newtube is like being a part of our team. This is our five-in-one design, which we believe has everything you need - from posting videos, to communicating with friends, even to watching movies, listening to music, and shopping. We're a burgeoning start-up and because of our unique grasp on the younger generation, we know how to stay on top of what's popular and what's exciting.

Aspects of our platform, like the ranking system, are in effort to attract artists, celebrities and others who are working to increase their brand recognition and social stature. **Invest in NewTube and be a part of the revolution.**







August 1, 2017 — NewTube is Born. Conceptualization of the website begins.

August 29, 2017 — NewTubeVideo Reaches 1,000 Users. Our video-sharing website reaches 1,000 users.

August 30, 2017 — NewTubeVideo Created. The alternative video-sharing website!

September 15, 2017 — NewTubePotral Is Created.

September 25, 2017 — NewTubePortal Hit 2,000 Users. NewTubePortal hit 2,000 user signups.

November 10, 2017 — NewTube Hits 100,000 Alexa Rank.

November 10, 2017 — NewTube's Alexa Rank Beats 14 Million Websites ! NewTube surpasses 14 million websites within a month.

April 24, 2018 — NewTubeArea.com Is Born. NewTubeStore, NewTubeMusic NewTubePortal, NewTubeVideo, NewTubeMovie are conceptualized.

September 29, 2018 — NewTube Application Is Completed. We aspire to gain the funds to create the NewTube Application that allows users to access NewTube from all devices. (ANTICIPATED)

Meet Our Team



Joel Cineas

Ceo/Founder/Managing Member

Joe Cineas is currently a senior at East Islip High School, expected to graduate in June 2018. He dedicates his time and energy to his business and working full-time for the company. He has been managing the company by himself since its inception in 2017. He will begin college in Fall 2018 as a full-time student, but will continue to manage and run the company full-time while partaking in collegiate studies.

Offering Summary

Maximum 535* Membership Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 50 Membership Units ($10,000)

Company	WWW.NEWTUBEVIDEO.COM LLC.
Corporate Address	38 1st Ave, East Islip, NY 11730
Description of Business	The NewTube website offers a unique way to communicate with others as well as a great way for entertainment with its five in one portal which includes: NewTubePortal (live), NewTubeStore (coming), NewTubeMovie (coming), NewTubeMusic (coming), and NewTubeVideo (live). Each branch provides a different service that helps users feel free to navigate their options freely on one website as opposed with existing social media, shopping and viewing platforms.
Type of Security Offered	Membership Unit
Purchase Price of Security Offered	$200
Minimum Investment Amount (per investor)	$200

Perks*

Invest..

$200 and receive **Silver account**

$400 and receive **Gold account**

$1,000 or more and receive **Diamond account**

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

WWW.NEWTUBEVIDEO.COM LLC. will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Units at $200 / units, you will receive 1 bonus unit, meaning you'll own 11 units for $2,000.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow NewTube to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT OF

WWW.NEWTUBEVIDEO.COM LLC

This agreement is made effective on the **Friday, May 18, 2018** among the member(s) and the company.

1. Formation. A limited liability company (LLC) of the above name has been formed under the laws of the State of New York by filing Articles of Organization (or similar organizing document) with the Secretary of State (or other appropriate office) on 10/26/2017. The purpose of the business shall be to carry on any activity that is lawful under the jurisdiction in which it operates. The LLC may operate under a fictitious name or names as long as the LLC is in compliance with applicable fictitious name registration laws. The term of the LLC shall be perpetual or until dissolved as provided by law or by vote of the member(s) as provided in this agreement. Upon dissolution the remaining members shall have the power to continue the operation of the LLC as long as necessary and allowable under state law until the winding up of the affairs of the business has been completed.

2. Members. The name and address of each initial limited liability company member is:

JOEL CINEAS
38 1ST AVE
EAST ISLIP, NY 11730

3. Membership Units. Each Member shall own Units in the Company. "Units" are a representation of each Member's "limited liability company interest" within the meaning of the State Law in which the Company was formed and registered, and include those Units issued to each Member set forth in Schedule A and any other Unit issued to either existing or new Members after the Effective Date. The entire authorized membership units of WWW.NEWTUBEVIDEO.COM, LLC consists of 10,000 membership units.

4. Profit and Loss. The profits and losses of the limited liability company shall be distributed amongst the members in proportion with the ownership of each member by default, but this may be changed at any time upon a unanimous vote of the Managing Members.

5. Distributions. The limited liability company shall have the power to make distributions to its members in such amounts and at such intervals as a majority of the members deem appropriate according to law

6. Management. "Managing Member". The management and control of the Company shall be vested in one Managing Member, which shall be Joel Cineas. Except as otherwise expressly provided herein, the Managing Member shall make any and all decisions regarding the policies and affairs of the Company, and shall be vested with exclusive decision-making authority for the Company.

7. Member Voting Rights. Other than the Managing Member, the Members shall have no right to participate in the management of the Company, transact any business in the name of the Company, or act for or bind the Company. Non-managing members may not vote on any matter.

8. Registered Agent. For receipt of official legal and tax correspondence from the State of New york, the registered agent of the limited liability company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of New york.

9. **Assets.** The assets of the limited liability company shall be registered in the legal name of the LLC and not in the names of the individual members, unless approved by a majority vote of the members.

10.

Records and Accounting: The limited liability company shall keep an accurate accounting of its affairs using any method of accounting allowed by law. All members shall have a right to inspect the records during normal business hours. The members shall have the power to hire such accountants as they deem necessary.

11. Banking: Only the Managing Member shall be authorized to set up bank accounts in his/her sole discretion, as he/she deems necessary and is hereby authorized to execute any banking resolutions provided by the institution in which the accounts are being set up, or by adopting his/her own resolution.

12.**Taxes.** The limited liability company shall file such tax returns as required by law. The LLC shall be taxed at the discretion of the managing member.

13.**Separate Entity.** The limited liability company is a legal entity separate from its members. No member shall have any separate liability for any debts, obligations, or liability of the LLC except as provided in this agreement.

14.**Indemnity and Exculpation.** The limited liability company shall indemnify and hold harmless its members, managers, employees, officers, and agents to the fullest extent allowed by law for acts or omissions done as part of their duties to or for the LLC. Indemnification shall include all liabilities, expenses, attorney and accountant fees, and other costs reasonably expended. No member shall be liable to the LLC for acts done in good faith.

15.**Meetings.** The members shall have no obligation to hold annual or any other meeting, but may hold such meetings if they deem them necessary or desirable.

16.**Amendment of this Agreement.** This agreement may not be amended except in writing signed by all of the members.

17.**Conflict of Interest.** No member shall be involved with any business or undertaking which competes with the interests of the limited liability company except upon agreement in writing by all of the members.

17. Deadlock. In the event that the members cannot come to an agreement on any matter the members agree to submit the issue to mediation to be paid for by the limited liability company. In the event the mediation is unsuccessful, they agree to seek arbitration under the rules of the American Arbitration Association.

18. Dissociation of a Member. A member shall have the right to discontinue membership upon giving thirty days notice. A member shall cease to have the right to membership upon death, court-ordered incapacity, bankruptcy or expulsion. The limited liability company shall have the right to buy the Unit(s) of any dissociated member at fair market value.

19. Dissolution. The limited liability company shall dissolve upon the unanimous consent of all the members or upon any event requiring dissolution under state law. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a member the remaining members may elect to dissolve or to continue the operation of the LLC.

20. General Provisions. This agreement is intended to represent the entire agreement between the parties. In the event that any party of this agreement is held to be contrary to law or unenforceable, said party shall be considered amended to comply with the law and such holding shall not affect the enforceability of other terms of this agreement. This agreement shall be binding upon the heirs, successors, and assigns of the members.

IN WITNESS whereof, the members of the limited liability company sign this agreement and adopt it as their operating agreement this Date: Friday, May 18 2018



Joel Cineas, Managing Member

Name	Membership Units	Capital Contribution
Joel Cineas (Managing Member)	7,600	$16,000